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                                                                      EXHIBIT 18




Board of Directors
Oshman's Sporting Goods, Inc.


        As stated in Note A to the consolidated financial statements of Oshman's Sporting Goods, Inc. and Subsidiaries (the "Company") for the period ended January 31, 1998, the Company changed its accounting policy for store pre-opening costs. Management believes the newly adopted accounting principle is preferable because there is no direct causal relationship between these expenses and future revenues and to improve comparability with other companies in the industry. At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.

        It should be recognized that professional standards have not been established for selecting among alternative principles that exist in this area or for evaluating the preferability of alternative accounting principles. Accordingly, we are furnishing this letter solely for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

        Based on our review and discussion, we concur with management's judgment that the newly adopted accounting principle is preferable in the circumstances. In formulating this position, we are relying on management's business planning and judgment, which we do not find unreasonable.

Very truly yours,


GRANT THORNTON LLP